TERYL RESOURCES CORP.



02042555

June 25th, 2002

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed an insider report for Sue Robertson of Teryl Resources Corp. dated June 25th, 2002.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure



FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

4

	DD	MM	YY
DATE OF LAST REPORT FILED	17	06	02
OR	DD	MM	YY
IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER			

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: SUSANNE

NO.	STREET	APT
3011	VIKING WAY	120

CITY: RICHMOND

PROV: BRITISH COLUMBIA

POSTAL CODE: V6V 1W1

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ BRITISH COLUMBIA ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☐ ONTARIO ☐ QUÉBEC ☒ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	649,500	11	06	02	10	4,500		$0.18	☐	654,000	1	
OPTION	500,000								☐☐☐☐	500,000	1	
COMMON	4,571,783								☐☐☐☐	4,571,783	2	SMR INVESTMENTS LTD.

BOX 6. REMARKS

ATTACHMENT: ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SUSANNE ROBERTSON

SIGNATURE:

	DD	MM	YY
DATE OF THIS REPORT	25	06	02

OSC 55-102F6 Rev. 2002 / 2 / 8   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE